FEDERAL DEPOSIT INSURANCE CORPORATION
WASHINGTON, D.C.
NEVADA FINANCIAL INSTITUTIONS DIVISION
LAS VEGAS, NEVADA

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IN THE MATTER OF	)
	)	CONSENT ORDER
SERVICE 1ST BANK OF NEVADA	)
LAS VEGAS, NEVADA	)	FDIC-10-512b
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(INSURED STATE NONMEMBER BANK))
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     The Federal Deposit Insurance Corporation (“FDIC”) is the appropriate Federal banking agency for Service 1st Bank of Nevada, Las Vegas, Nevada (“Bank”) under Section 3(q) of the Federal Deposit Insurance Act (“FDI Act”), 12 U.S.C. § 1813(q)(3). The Nevada Financial Institutions Division (“NFID”) is the appropriate State banking agency for the Bank under Nevada Revised Statutes § 622.145.
     The Bank, by and through its duly elected and acting Board of Directors (“Board”), has executed a Stipulation to the Issuance of a Consent Order (“Stipulation”), dated September 1, 2010, that is accepted by the FDIC and the NFID. With the Stipulation, the Bank has consented, without admitting or denying any charges of unsafe or unsound banking practices, relating to the issuance of this Consent Order (“Order”) by the FDIC and the NFID pursuant to Section 8(b)(1) of the FDI Act, and Nevada Revised Statutes § 658.115 (“NRS”).

     Having determined that the requirements for issuance of an order under Section 8(b) of the FDI Act, 12 U.S.C. § 1818(b), and NRS have been satisfied, the FDIC and the NFID hereby order that:
     1. The Bank shall have and retain qualified management.
          (a) Each member of management shall have qualifications and experience commensurate with his or her duties and responsibilities at the Bank. Management shall include the following: (i) a chief executive officer with proven ability in managing a bank of comparable size and risk profile; (ii) a chief financial officer with proven ability in all aspects of financial management; and (iii) a senior lending officer with significant lending, collection, and loan supervision experience and experience in upgrading a low quality loan portfolio. Each member of management shall be provided appropriate written authority from the Board to implement the provisions of this Order.
          (b) The qualifications of management shall be assessed on its ability to:
               (i) comply with the requirements of this Order;
               (ii) operate the Bank in a safe and sound manner;
               (iii) comply with applicable laws and regulations; and
               (iv) restore all aspects of the Bank to a safe and sound condition, including asset quality, capital adequacy, earnings, management effectiveness, liquidity, and sensitivity to market risk.
          (c) During the life of this Order, the Bank shall notify the Regional Director of the FDIC’s San Francisco Regional Office (“Regional Director”) and the Commissioner of the Nevada Financial Institutions Division (“Commissioner”) in writing when it proposes to add or replace any individual on the Board, or employ any individual to serve as a senior executive officer, or change the responsibilities of any existing senior executive officer to include the responsibilities of another senior executive officer position. The term “senior executive officer” shall have the same meaning ascribed to it in Part 303 of the FDIC’s Rules and Regulations, 12 C.F.R. § 303.101. The notification shall include a completed Interagency Biographical and Financial Report and Interagency Change in Director or Senior Executive Officer and must be received at least 30 days before the addition, employment or change of responsibilities is intended to become effective. The Regional Director and the Commissioner shall have the power under the authority of this Order to disapprove the addition, employment or change of responsibilities of any proposed officer or director.
          (d) The requirement to submit information and the prior disapproval provisions of this paragraph are based upon the authority of 12 U.S.C. § 1818(b) and do not require the Regional Director and the Commissioner to complete their review and act on any such information or authority within 30 days, or any other timeframe. The Bank shall not add, employ or change the responsibilities of any proposed director or senior executive officer until such time as the Regional Director and the Commissioner have completed their review.
     2. (a) The Bank shall maintain its Tier 1 capital in such an amount to ensure that the Bank’s leverage ratio equals or exceeds 8.5 percent.
          (b) The Bank shall maintain its total risk-based capital ratio in such an amount as to equal or exceed 12.0 percent.

          (c) The Bank shall meet and maintain the capital requirements of this Order and comply with the FDIC’s Statement of Policy on Risk-Based Capital contained in Appendix A to Part 325 of the FDIC’s Rules and Regulations, 12 C.F.R. Part 325, Appendix A.
          (d) The level of capital to be maintained during the life of this Order shall be in addition to a fully funded allowance for loan and lease losses, the adequacy of which shall be satisfactory to the Regional Director and the Commissioner as determined at subsequent examinations and/or visitations. Any increase in Tier 1 capital necessary to meet the requirements of this paragraph may not be accomplished through a deduction from the Bank’s allowance for loan and lease losses.
          (e) If all or part of the increase in capital required by this Order is accomplished by the sale of new securities, the Board shall adopt and implement a plan for the sale of such additional securities, including the voting of any shares owned or proxies held or controlled by them in favor of the plan. Should the implementation of the plan involve a public distribution of the Bank’s securities (including a distribution limited only to the Bank’s existing shareholders), the Bank shall prepare offering materials fully describing the securities being offered, including an accurate description of the financial condition of the Bank and the circumstances giving rise to the offering, and any other material disclosures necessary to comply with the Federal securities laws. Prior to the implementation of the plan and, in any event, not less than 20 days prior to the dissemination of such materials, the plan and any materials used in the sale of the securities shall be submitted to the FDIC, Registration, Disclosure and Securities Unit, 550 17th St. N.W., Washington, D.C. 20429, for review. Any changes requested by the FDIC shall be made prior to dissemination. If the increase in capital is provided by the sale of noncumulative perpetual preferred stock, then all terms and conditions of the issue, including but not limited to those terms and conditions relative to interest rate and convertibility factor, shall be presented to the Regional Director and the Commissioner for prior approval.
          (f) In complying with the provisions of this paragraph, the Bank shall provide to any subscriber and/or purchaser of the Bank’s securities, a written notice of any planned or existing development or other changes which are materially different from the information reflected in any offering materials used in connection with the sale of Bank securities. The written notice required by this paragraph shall be furnished within 10 days from the date such material development or change was planned or occurred, whichever is earlier, and shall be furnished to every subscriber and/or purchaser of the Bank’s securities who received or was tendered the information contained in the Bank’s original offering materials.
          (g) For the purposes of this Order, the terms “leverage ratio”, “Tier 1 capital” and “total risk-based capital ratio” shall have, the meanings ascribed to them in Part 325 of the FDIC’s Rules and Regulations, 12 C.F.R. §§ 325.2(m), 325.2(v), 325.2(y), and Appendix A.
     3. The Bank shall not pay cash dividends or make any other payments to its shareholders without the prior written consent of the Regional Director and the Commissioner.
     4. (a) Within 60 days from the effective date of this Order, the Bank shall formulate a written plan to reduce the Bank’s risk exposure in each asset adversely classified “Substandard” or “Doubtful” as of May 10, 2010, including all outstanding loan commitments to a level of acceptable asset quality. For purposes of this provision, “reduce” means to collect, charge off, or improve the quality of an asset so as to warrant its removal from adverse classification by the Regional Director and the Commissioner. In developing the plan mandated by this paragraph, the Bank shall, at a minimum, and with respect to each such adversely classified loan or lease, review, analyze, and document the financial position of the borrower, including source of repayment, repayment ability, and alternative repayment sources, as well as the value and accessibility of any pledged or assigned collateral, and any possible actions to improve the Bank’s collateral position.
          (b) The plan mandated by this provision shall also include, but not be limited to, the following:
               (i) A schedule for reducing the outstanding dollar amount of each such adversely classified asset, including timeframes for achieving the reduced dollar amounts (at a minimum, the schedule for each such adversely classified asset must show its expected dollar balance on a quarterly basis);
               (ii) Specific action plans intended to reduce the Bank’s risk exposure in each such classified asset;
               (iii) A schedule showing, on a quarterly basis, the expected consolidated balance of all such adversely classified assets, and the ratio of the consolidated balance to the Bank’s projected Tier 1 capital plus the ALLL;
               (iv) A provision for the Bank’s submission of monthly written progress reports to its Board; and
               (v) A provision mandating Board review of the progress reports, with a notation of the review recorded in the minutes of the meeting of the Board.
          (c) The requirements of this paragraph do not represent standards for future operations of the Bank. Following compliance with the above reduction schedule, the Bank shall continue to reduce the total volume of adversely classified assets. The plan may include a provision for increasing Tier 1 capital when necessary to achieve the prescribed ratio.

     5. (a) Beginning with the effective date of this Order, the Bank shall not extend, directly or indirectly, any additional credit to, or for the benefit of, any borrower who has a loan or other extension of credit from the Bank that has been charged off or classified, in whole or in part, “Loss” and is uncollected. This paragraph shall not prohibit the Bank from renewing or extending the maturity of any credit in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 470-60 (“ASC 470-60”), formerly known as FASB Statement Number 15 (“FAS 15”).
          (b) Beginning with the effective date of this Order, the Bank shall not extend, directly or indirectly, any additional credit to, or for the benefit of, any borrower who has a loan or other extension of credit from the Bank that has been classified, in whole or part, “Doubtful” or Substandard” without the prior approval of a majority of the Board or loan committee of the Bank. The Board and loan committee shall not approve any extension of credit or additional credit to such borrowers without first collecting in cash all past due interest.
     6. Within 60 days from the effective date of this Order, the Bank shall develop or revise, adopt, and implement a written plan, approved by its Board and acceptable to the Regional Director and the Commissioner for systematically reducing the amount of loans or other extensions of credit advanced, directly or indirectly, to or for the benefit of, any borrowers in the “Commercial Real Estate” Concentration. Such plan shall be in conformance with Appendix A of Part 365 of the FDIC’s Rules and Regulations, 12 C.F.R. Part 365, Appendix A; and Financial Institution Letter (FIL)-104-2006, Commercial Real Estate Lending Joint Guidance, dated December 12, 2006.

     7. (a) Within 60 days from the effective date of this Order, the Bank shall develop or revise, adopt, and implement a written plan addressing retention of profits, reducing overhead expenses, and setting forth a comprehensive three-year budget. The plan required by this Paragraph shall contain formal goals, strategies and benchmarks which are consistent with sound banking practices to improve the Bank’s net interest margin, increase interest income, reduce discretionary expenses, and improve and sustain earnings of the Bank. It shall also contain a thorough description of the operating assumptions that form the basis for, and adequately support, each major component of the plan. Such plan and its implementation shall be satisfactory to the Regional Director and the Commissioner as determined at subsequent examinations and/or visitations.
          (b) Following the end of each calendar quarter, the Board shall evaluate the Bank’s actual performance in relation to the plan and shall record the results of the evaluation, and any actions taken by the Bank, in the minutes of the Board meeting at which such evaluation is undertaken.
     8. (a) During the life of this Order, the Bank shall comply with the provisions of section 337.6 of the FDIC’s Rules and Regulations, 12 C.F.R. § 337.6.
          (b) Within 60 days from the effective date of this Order the Bank shall submit to the Regional Director and the Commissioner a written plan for eliminating its reliance on brokered deposits. The plan shall contain details as to the current composition of brokered deposits by maturity and explain the means by which such deposits will be reduced. For purposes of this Order, brokered deposits are defined as described in section 337.6(a)(2) of the FDIC’s Rules and Regulations, 12 C.F.R. § 337.6(a)(2). Such plan and its implementation shall be satisfactory to the Regional Director and the Commissioner as determined at subsequent examinations and/or visitations.
          (c) The determination of whether or not certain NOW deposit accounts currently in place at the Bank are considered to be brokered for purposes of this provision, specifically those held by an administrator or custodian on behalf of its IRA customers, will be made by the FDIC and the NFID and will be communicated to the Bank in writing. Until such communication, these deposits will not be considered to be brokered for purposes of this provision.
     9. Within 30 days from the effective date of this Order, the Bank shall eliminate and/or correct all violations of law, as more fully set forth in the ROE. In addition, the Bank shall take all necessary steps to ensure future compliance with all applicable laws and regulations.
     10. Within 30 days of the end of the first quarter following the effective date of this Order, and within 30 days of the end of each quarter thereafter, the Bank shall furnish written progress reports to the Regional Director and the Commissioner detailing the form and manner of any actions taken to secure compliance with this Order and the results thereof. Such reports shall include a copy of the Bank’s Reports of Condition and Income. Such reports may be discontinued when the corrections required by this Order have been accomplished and the Regional Director and the Commissioner have released the Bank in writing from making further reports.

     11. Following the effective date of this Order, the Bank shall provide a copy of the Order to its shareholder(s) in conjunction with the notice or proxy statement preceding the Bank’s next shareholder meeting.
          The provisions of this Order shall not bar, estop, or otherwise prevent the FDIC, the NFID, or any other federal or state agency or department from taking any other action against the Bank or any of the Bank’s current or former institution-affiliated parties, as that term is defined in Section 3(u) of the FDI Act, 12 U.S.C. § 1813(u).
          This Order will become effective upon its issuance by the FDIC and the NFID.
          The provisions of this Order shall be binding upon the Bank, its institution-affiliated parties, and any successors and assigns thereof.
          The provisions of this Order shall remain effective and enforceable except to the extent that and until such time as any provision has been modified, terminated, suspended, or set aside by the FDIC and the NFID.
Issued pursuant to delegated authority
Dated at San Francisco, California, this 1st day of September, 2010.

/s/ J. George Doerr	/s/ George E. Burns
J. George Doerr	George E. Burns
Deputy Regional Director	Commissioner
Risk Management	Nevada Financial Institutions Division
Division of Supervision and Consumer Protection
San Francisco Region
Federal Deposit Insurance Corporation